

Ted Hill · 3rd

Partner & Chief Operating Officer at B Capital Group, a leading global growth venture firm

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

 **B Capital Group**

 **Harvard Business Sc**

Experience



Chief Operating Officer
B Capital Group
2019 – Present · 1 yr
Greater Los Angeles Area

I am the Chief Operating Officer and Partner based in B Capital's Los Angeles office. My daily goal is to ensure we have the right systems, processes, and structures to back the most transformative entrepreneurs and scale the next generation of groundbreaking technology companies. I am blessed to work with amazing colleagues every day to scale B Capital.

With offices in New York, Los Angeles, San Francisco, and Singapore, B Capital Group focuses on pioneering start-ups that are ready to scale across the global stage. Partnering with BCG, B Capital delivers unparalleled access to top corporations to match cutting-edge start ...**see mor**


Envel
1 yr


Board Director
2019 – Present · 1 yr

I am a Board Director for an early stage startup transforming the banking industry.

Envel's Driverless AI Banking is a revolutionary next generation 'true' deep learning AI (Artificia Intelligence) powered Banking that turns your account to Autopilot; Optimizes your l ...see mor

Chief Financial Officer
Part-time
2019 – 2020 · 1 yr

Supported Envel on a part-time approach as their first Chief Financial Officer. Built initial financial models and provided strategic advice as this neo-bank grew from 3 people to 20 people and Alpha product launch. Transitioned from role to a non-executive Board Director when the company was ready for a full-time CFO. ...see mor



Santander Bank, N.A.
3 yrs

SVP, Strategy and Corporate Development
2017 – 2018 · 1 yr
Boston, Massachusetts

Directed newly-combined strategic planning and corporate development team. Key responsibilities include:
• Developed 10-year US strategy and vision and coordinated the creation of the 3-year financial plan ...see mor

SVP, CFO for Consumer & Business Banking Division
2015 – 2017 · 2 yrs
Boston, Massachusetts

CFO and key Strategic Partner for the Co-President of Santander Bank, N.A.
• Collaborated with management team to develop strategic direction
• Drove improved financial performance through identification of expense reductions, pricing actions, incentive design structure, and increased digital and marketing investments ...see mor



JPMorgan Chase
3 yrs

Executive Director, Finance
2012 – 2015 · 3 yrs
Columbus, Ohio

Key strategic finance partner in supporting the consumer branch organization. Led team that drove the budgeting and forecasting for the branch network and key home office groups. CFO responsibilities for 5,500 branches, 50,000 employees, and ~$6B expense base. Team lead for the annual branch incentive redesign and key analytics for branch performance duri ...see mor

VP, Consumer and Business Banking Strategy
2012 · less than a year

Columbus, Ohio

Key initiatives included building out consumer digital priorities and branch analysis to determine branch closure decisions.

Quickly hired by CFO into Finance organization from this role within 8 months.



Nationwide Insurance

4 yrs



Vice President, Finance - Property & Casualty Performance Management & Analysis

2009 – 2011 · 2 yrs
Columbus, Ohio

Led team that was the strategic financial partner for key insurance functions (claims, customer service, product & pricing) in a $14B organization.
• Financial Analysis and Decision Support: Reviewed and managed detailed analysis of results. Provided thought leadership to support decision making for annual operating and st …see mor



Associate Vice President

2007 – 2009 · 2 yrs

Responsible for leading strategic initiatives and presented recommendations to Senior Executives, including CEO and CEO's direct reports for $20B organization.

• Strategic Planning: Advised and oversaw the enterprise strategic planning process …see mor

Show 2 more experiences ⌄

Education



Harvard Business School

MBA, Business Administration
2002 – 2004

Bucknell University

BA, Economics and Spanish
1994 – 1998

Volunteer experience

Board Chair (2 years) and Board Member (6 years) for one of the five largest non profits in Columbus

Lutheran Social Services of Central Ohio
2009 – 2015 · 6 yrs

Social Services



